Exhibit 99.1

U.S. Investor Contacts	Media Inquiries	Israel Investor Contact:
LifeSci Advisors, LLC	Sam Brown, Inc.	Alcobra Investor Relations
Michael Rice	Mike Beyer	Debbie Kaye
646-597-6979	773-463-4211	+972-72 2204661
mrice@lifesciadvisors.com	mikebeyer@sambrown.com	debbie@alcobra-pharma.com

ALCOBRA ANNOUNCES FIRST QUARTER 2016 FINANCIAL RESULTS AND PROVIDES CORPORATE UPDATE

•     Conference Call & Webcast May 16th at 8:30 a.m. Eastern Time/5:30 a.m. Pacific Time

Tel Aviv, Israel – May 16, 2016 – Alcobra Ltd. (NasdaqGM: ADHD), an emerging pharmaceutical company focused on the development of new medications to treat patients with cognitive disorders, including Attention Deficit Hyperactivity Disorder (ADHD) and Fragile X Syndrome (Fragile X), today announced financial results for the three months ended March 31, 2016, and provided a corporate update.

First Quarter Ended March 31, 2016 Financial Results:

•	Total operating expenses in the first quarter 2016 were $5.2 million, in line with the first quarter 2015.
•	Net operating expenses, excluding non-cash stock based compensation of $0.7 million, in the first quarter 2016 were $4.5 million, compared with $4.4 million in the first quarter 2015
•	Research and development (R&D) expenses in the first quarter 2016 were $3.4 million, compared with $3.6 million in the first quarter 2015. R&D expenses consist primarily of costs associated with the conduct of our Phase III Adult ADHD clinical study.
•	General and administrative (G&A) expenses in the first quarter 2016 were $1.5 million, compared with $1.3 million in the first quarter 2015. Pre-commercialization expenses in the first quarter 2016 were $0.4 million, compared with $0.3 million in the first quarter 2015.
•	Cash, marketable securities, and deposits totaled $65.2 million at March 31, 2016, compared with $69.7 million at December 31, 2015 and $45.0 million at March 31, 2015.

First Quarter and Recent Corporate Updates:

•	The company is currently enrolling patients into the MEASURE study (MDX Evaluation in Adults – Study of Response and Efficacy). The MEASURE study is the company’s second Phase III study of Metadoxine Extended Release (MDX) in adults with ADHD. The company continues to expect data from the study by year-end 2016.
•	The company is advancing discussions with the U.S. Food and Drug Administration (FDA) on its pediatric ADHD development plan, including the launch of the first of two registration studies with MDX in pediatric ADHD.
•	The company continues its preparations and discussions with FDA on the design of its planned Phase III study in adolescents and adult patients with Fragile X. The FDA has previously granted an orphan drug designation and Fast Track designation to MDX for the treatment of Fragile X.

Conference Call & Webcast

Monday, May 16, 2016 @ 8:30am Eastern Time

Domestic:	855-469-0611
International:	484-756-4341
Passcode:	97907530
Webcast:	http://www.alcobra-pharma.com/events.cfm

Replays available through May 30, 2016
Domestic:	855-859-2056
International:	404-537-3406
Passcode:	97907530

About Alcobra Ltd.

Alcobra Ltd. is an emerging pharmaceutical company primarily focused on the development and commercialization of MDX, a proprietary drug candidate, to treat cognitive disorders including ADHD and Fragile X. For more information please visit the Company's website, www.alcobra-pharma.com, the content of which is not incorporated herein by reference.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws.

Because such statements deal with future events and are based on Alcobra's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Alcobra could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding the design of future clinical studies and content of discussions with the FDA and possible positive outcomes of such discussions. In addition, historic results of scientific research do not guarantee that the conclusions of future research would not suggest different conclusions or that historic results referred to in this press release would not be interpreted differently in light of additional research or otherwise. Also, while Alcobra has received Fast Track designation for MDX for the treatment of Fragile X, the company cannot guarantee that it will be able to maintain such designation due to reasons within or outside of its control. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Alcobra Ltd.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the Securities and Exchange Commission (SEC) and in subsequent filings with the SEC. Except as otherwise required by law, Alcobra disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Alcobra Ltd.

Consolidated Statements of Operation

(In thousands, except share and per share amounts)

	Three Months Ended
	March 31,
	2016	2015
	(Unaudited)	(Unaudited)

Research and development	$3,362	$3,590
Pre commercialization expenses	412	349
General and administrative	1,458	1,289

Total operating expenses	5,232	5,228

Financial income, net	(172)	(64)

Loss before taxes on income	5,060	5,164
Taxes on income	26	13

Net loss attributable to holders of Ordinary shares	$5,086	$5,177

Net basic and diluted loss per share	$(0.18)	$(0.26)
Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	27,562,239	20,158,404

Alcobra Ltd.

Consolidated Balance Sheet Data

(In thousands)

ASSETS

	March 31, 2016	December 31, 2015
	(Unaudited)
Current assets:
Cash and cash equivalents	$13,487	$16,658
Short-term bank deposits	36,000	34,022
Marketable securities	3,739	-
Prepaid expenses and other receivables	1,538	1,666

Total current assets	54,764	52,346

Long-term assets:
Long-term bank deposits	12,000	19,000
Other long-term assets	98	110
Property and equipment, net	235	227

Total long-term assets	12,333	19,337

Total assets	$67,097	$71,683

LIABILITIES AND

SHAREHOLDERS’ EQUITY

Current liabilities:
Trade payables	$111	$57
Accrued expenses and other liabilities	1,999	2,295
Total current liabilities	2,110	2,352

Shareholders’ equity:
Ordinary shares	74	74
Additional paid-in capital	141,016	140,274
Accumulated deficit	(76,103)	(71,017)

Total shareholders’ equity	64,987	69,331

Total liabilities and shareholders’ equity	$67,097	$71,683

Alcobra Ltd.

Consolidated Cash Flow Data

(In thousands)

	Three Months Ended
	March 31,
	2016	2015
	(Unaudited)	(Unaudited)
Cash flow from operating activities:
Net loss	$(5,086)	$(5,177)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	15	10
Stock based compensation	736	783
Change in operating assets and liabilities:
Prepaid expenses and other receivables	187	180
Other long-term assets	(47)	(12)
Trade payables	54	(250)
Accrued expenses and other liabilities	(296)	(129)
Net cash used in operating activities	(4,437)	(4,595)

Cash flow from investing activities:

Purchase of property and equipment, net	(23)	(12)
Investment in marketable securities	(3,739)	-
Proceeds from (investment in) bank deposits, net	5,022	(18,000)
Net cash provided (used in) by investing activities	1,260	(18,012)

Cash flow from financing activities:

Issuance of share capital upon public offering, net	-	27,903
Exercise of options	6	-
Net cash provided by financing activities	6	27,903

Increase (decrease) in cash and cash equivalents	(3,171)	5,296

Cash and cash equivalents at the beginning of the period	16,658	2,176

Cash and cash equivalents at the end of the period	$13,487	$7,472

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